Exhibit 99.60

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

There is no market through which the securities may be sold and purchasers may not be able to resell the securities purchased under the prospectus supplement. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation.

CI Financial Corp.

3.759% Debentures due 2025

FINAL TERM SHEET

May 21, 2020

Issuer	CI Financial Corp. (“CI”)

Issue	3.759% Debentures due May 26, 2025 (the “Debentures”) issued via a Prospectus Supplement to the Short Form Base Shelf Prospectus dated December 17, 2019

Principal Amount	$450 million

Term	5-year

Interest Rate	3.759% per annum from issuance to May 26, 2025

Interest Payment Dates	From issuance to May 26, 2025, payable semi-annually in arrears on May 26 and November 26 of each year, with the first payment date on November 26, 2020

Issue Spread (1)	Redacted in accordance with subsection 9A.3(4) of National Instrument 44-102.

Maturity Date	May 26, 2025

Redemption	CI may, at its option, redeem the Debentures, in whole or in part any time prior to the Par Call Date, on not less than 30 nor more than 60 days’ prior notice to the registered holder at a redemption price equal to the greater of the Canada Yield Price (as defined herein) and par, together in each case with accrued and unpaid interest up to but excluding the date fixed for redemption The Debentures may be redeemed in whole or in part at any time on or after the Par Call Date at 100% of the aggregate principal amount outstanding of the Debentures being redeemed, plus accrued and unpaid interest on such amount up to but excluding the date fixed for redemption

Canada Yield Price	“Canada Yield Price” on any redemption date means a price which, if the Debentures were to be issued at such price on such date, would provide a yield thereon from such date to the Par Call Date, equal to the Government of Canada Yield, plus 84 bps, compounded semi-annually and calculated on the day that is three business days prior to the date of redemption

Government of Canada Yield	“Government of Canada Yield” on any date means, with respect to the Debentures, the average mid-market yields to maturity on such date provided by two independent investment dealers selected by CI and approved by the Trustee, assuming semi-annual compounding, which an issue of non-callable Government of Canada bonds would produce, if issued at par on such date, in Canadian dollars in Canada, with a term to maturity equal to the remaining term to the Par Call Date of the Debentures

Par Call Date	April 26, 2025 (1 month prior to Maturity Date)

Yield	3.759%

Settlement	May 26, 2020 (T+3)

Price	$1,000.00

Expected Credit	DBRS: BBB (high), Under Review with Negative Implications
Ratings (2)	S&P: BBB

Rank	The Debentures will be direct and unsecured obligations of CI and will rank pari passu with all existing or future unsecured and unsubordinated indebtedness of CI

Covenants	Negative Pledge, Limitation on Subsidiary Indebtedness, Limitation on Merger or Sale of Assets, Change of Control, Cross-Default

Use of Proceeds	CI intends to use the net proceeds from the sale of debentures primarily to repay outstanding indebtedness including the $450,000,000 principal amount of debentures maturing on December 7, 2020, issued by CI on December 7, 2015, and amounts owing under CI’s credit facility. The remainder of the proceeds, if any, will be used for general corporate purposes.

CUSIP / ISIN	125491AJ9 / CA125491AJ93

Syndicate	National Bank Financial Inc. (Joint Bookrunner)
CIBC World Markets Inc. (Joint Bookrunner)
TD Securities Inc.
BMO Nesbitt Burns Inc.
Scotia Capital Inc.
Casgrain & Company Limited
INFOR Financial Inc.
Manulife Securities Incorporated

The Debentures will be issued under and pursuant to the provisions of a second supplemental indenture to the trust indenture dated July 22, 2019, as supplemented (the “Trust Indenture”) between CI and Computershare Trust Company of Canada, as the trustee (the “Trustee”). The foregoing is a brief summary of certain attributes of the Debentures which does not purport to be complete. Should any conflict arise between this summary and the Trust Indenture, the terms of the Trust Indenture will govern.

(1) Redacted in accordance with subsection 9A.3(4) of National Instrument 44-102.

(2) A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.